SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(A)
                              (AMENDMENT NO. __)1/

                                  ChipPAC, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   169657-10-3

                                 (CUSIP Number)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                    101 Park Avenue, New York, New York 10178
                                 (212) 309-6000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 20, 2001
--------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              PAGE 2 OF 32 PAGES

                                  SCHEDULE 13D

CUSIP NO. 169657-10-3
---------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CITICORP MEZZANINE III, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                  |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
                          0 SHARES
      SHARES         -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          5,020,081 SHARES**
     OWNED BY        -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER
       EACH
                          0 SHARES
     REPORTING       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
    PERSON WITH
                          5,020,081 SHARES**
                     -----------------------------------------------------------
                     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON

                          5,020,081 SHARES**
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES (I) 16,000,245 SHARES OF CLASS A COMMON STOCK HELD BY CITICORP VENTURE CAPITAL, LTD. ("CVC"), FOR WHICH SHARES CITICORP MEZZANINE III, L.P. ("CMIII") DISCLAIMS BENEFICIAL OWNERSHIP, (II) 2,823,573 SHARES OF CLASS A COMMON STOCK HELD BY AN AFFILIATE OF CVC, FOR WHICH SHARES CMIII DISCLAIMS BENEFICIAL OWNERSHIP AND (III) 5,500 SHARES OF CLASS A COMMON STOCK HELD BY A WHOLLY OWNED SUBSIDIARY OF CITIGROUP INC., FOR WHICH SHARES CMIII DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 3 OF 32 PAGES

                                  SCHEDULE 13D

CUSIP NO. 169657-10-3
---------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CITICORP CAPITAL INVESTORS, LIMITED
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF
                          0 SHARES
      SHARES        ------------------------------------------------------------
                    8     SHARED VOTING POWER
   BENEFICIALLY
                          5,020,081 SHARES**
     OWNED BY       ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
       EACH
                          0 SHARES
     REPORTING      ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
    PERSON WITH
                          5,020,081 SHARES**
                    ------------------------------------------------------------
                    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON

                          5,020,081  SHARES**
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES (I) 16,000,245 SHARES OF CLASS A COMMON STOCK HELD BY CITICORP VENTURE CAPITAL, LTD. ("CVC"), FOR WHICH SHARES CITICORP CAPITAL INVESTORS, LIMITED ("CCI") DISCLAIMS BENEFICIAL OWNERSHIP, (II) 2,823,573 SHARES OF CLASS A COMMON STOCK HELD BY AN AFFILIATE OF CVC, FOR WHICH SHARES CCI DISCLAIMS BENEFICIAL OWNERSHIP AND (III) 5,500 SHARES OF CLASS A COMMON STOCK HELD BY A WHOLLY OWNED SUBSIDIARY OF CITIGROUP INC., FOR WHICH SHARES CCI DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 4 OF 32 PAGES

                                  SCHEDULE 13D

CUSIP NO. 169657-10-3
---------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CITICORP VENTURE CAPITAL, LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF
                          0 SHARES
      SHARES        ------------------------------------------------------------
                    8     SHARED VOTING POWER
   BENEFICIALLY
                          18,823,818 SHARES**
     OWNED BY       ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
       EACH
                          0 SHARES
     REPORTING      ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
    PERSON WITH
                          18,823,818 SHARES**
                    ------------------------------------------------------------
                    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          18,823,818 SHARES**
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    27.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES 2,823,573 SHARES OF CLASS A COMMON STOCK HELD BY AN AFFILIATE OF CITICORP VENTURE CAPITAL, LTD. ("CVC") , FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP, AND EXCLUDES (I) 5,020,081 SHARES OF CLASS A COMMON STOCK HELD BY CITICORP MEZZANINE III, L.P., FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP AND (II) 5,500 SHARES OF CLASS A COMMON STOCK HELD BY A WHOLLY OWNED SUBSIDIARY OF CITIGROUP INC., FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 5 OF 32 PAGES

                                  SCHEDULE 13D

CUSIP NO. 169657-10-3
---------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CITIBANK, N.A.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

    NUMBER OF             0 SHARES
                    ------------------------------------------------------------
      SHARES        8     SHARED VOTING POWER

   BENEFICIALLY           18,823,818 SHARES**
                    ------------------------------------------------------------
     OWNED BY       9     SOLE DISPOSITIVE POWER

       EACH               0 SHARES
                    ------------------------------------------------------------
     REPORTING      10    SHARED DISPOSITIVE POWER

    PERSON WITH           18,823,818 SHARES**
                    ------------------------------------------------------------
                    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          18,823,818 SHARES**
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    27.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     BK
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES (I) 16,000,245 SHARES OF CLASS A COMMON STOCK HELD BY CITICORP VENTURE CAPITAL, LTD. ("CVC") AND (II) 2,823,573 SHARES OF CLASS A COMMON STOCK HELD BY AN AFFILIATE OF CVC, FOR WHICH SHARES CITIBANK, N.A. ("CITIBANK") DISCLAIMS BENEFICIAL OWNERSHIP, AND EXCLUDES (A) 5,020,081 SHARES OF CLASS A COMMON STOCK HELD BY CITICORP MEZZANINE III, L.P., FOR WHICH SHARES CITIBANK DISCLAIMS BENEFICIAL OWNERSHIP AND (B) 5,500 SHARES OF CLASS A COMMON STOCK HELD BY A WHOLLY OWNED OF CITIGROUP INC., FOR WHICH SHARES CITIBANK DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 6 OF 32 PAGES

                                  SCHEDULE 13D

CUSIP NO. 169657-10-3
---------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CITICORP
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF
                          0 SHARES
      SHARES        ------------------------------------------------------------
                    8     SHARED VOTING POWER
   BENEFICIALLY
                          23,843,899 SHARES**
     OWNED BY       ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
       EACH
                          0 SHARES
     REPORTING      ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
    PERSON WITH
                          23,843,899 SHARES**
                    ------------------------------------------------------------
                    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          23,843,899 SHARES**
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    32.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES (I) 2,823,573 SHARES OF CLASS A COMMON STOCK HELD BY AN AFFILIATE OF CITICORP VENTURE CAPITAL, LTD. ("CVC"), FOR WHICH SHARES CITICORP DISCLAIMS BENEFICIAL OWNERSHIP, (II) 16,000,245 SHARES OF CLASS A COMMON STOCK HELD BY CVC, AND (III) 5,020,081 SHARES OF CLASS A COMMON STOCK HELD BY CITICORP MEZZANINE III, L.P., AND EXCLUDES 5,500 SHARES OF CLASS A COMMON STOCK HELD BY A WHOLLY OWNED SUBSIDIARY OF CITIGROUP INC., FOR WHICH SHARES CITICORP DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 7 OF 32 PAGES

                                  SCHEDULE 13D

CUSIP NO. 169657-10-3
---------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CITIGROUP HOLDINGS COMPANY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF
                          0 SHARES
      SHARES        ------------------------------------------------------------
                    8     SHARED VOTING POWER
   BENEFICIALLY
                          23,843,899 SHARES**
     OWNED BY       ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
       EACH
                          0 SHARES
     REPORTING      ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
    PERSON WITH
                          23,843,899 SHARES**
                    ------------------------------------------------------------
                    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          23,843,899 SHARES**
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    32.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES (I) 2,823,573 SHARES OF CLASS A COMMON STOCK HELD BY AN AFFILIATE OF CITICORP VENTURE CAPITAL, LTD. ("CVC"), FOR WHICH SHARES CITIGROUP HOLDINGS COMPANY ("CITIGROUP HOLDINGS") DISCLAIMS BENEFICIAL OWNERSHIP,
      (II) 16,000,245 SHARES OF CLASS A COMMON STOCK HELD BY CVC AND (III) 5,020,081 SHARES OF CLASS A COMMON STOCK HELD BY CITICORP MEZZANINE III, L.P., AND EXCLUDES 5,500 SHARES OF CLASS A COMMON STOCK HELD BY A WHOLLY OWNED SUBSIDIARY OF CITIGROUP INC., FOR WHICH SHARES CITIGROUP HOLDINGS DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 8 OF 32 PAGES

                                  SCHEDULE 13D

CUSIP NO. 169657-10-3
---------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CITIGROUP INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF
                          0 SHARES
      SHARES        ------------------------------------------------------------
                    8     SHARED VOTING POWER
   BENEFICIALLY
                          23,849,399 SHARES**
     OWNED BY       ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
       EACH
                          0 SHARES
     REPORTING      ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
    PERSON WITH
                          23,849,399 SHARES**
--------------------------------------------------------------------------------
                    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          23,849,399 SHARES**
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    32.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES (I) 2,823,573 SHARES OF CLASS A COMMON STOCK HELD BY AN AFFILIATE OF CITICORP VENTURE CAPITAL, LTD. ("CVC"), FOR WHICH SHARES CITIGROUP INC. DISCLAIMS BENEFICIAL OWNERSHIP, (II) 16,000,245 SHARES OF CLASS A COMMON STOCK HELD BY CVC, (III) 5,020,081 SHARES OF CLASS A COMMON STOCK HELD BY CITICORP MEZZANINE III, L.P. AND (IV) 5,500 SHARES OF CLASS A COMMON STOCK HELD BY A WHOLLY OWNED SUBSIDIARY OF CITIGROUP INC.

                                                              PAGE 9 OF 32 PAGES

                  This Statement on Schedule 13D (the "SCHEDULE 13D") is being filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "ACT").

ITEM 1.  SECURITY AND COMPANY.

                  This Schedule 13D relates to the Class A common stock, par value $.01 per share (the "CLASS A COMMON STOCK"), of ChipPAC, Inc., a Delaware corporation (the "COMPANY"). The address of the principal executive offices of the Company is 47400 Kato Road, Fremont, California 94538.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) This Schedule 13D is being filed by (i) Citicorp Mezzanine III, L.P., a Delaware limited partnership ("CMIII"), by virtue of its beneficial ownership of the Company's 8% Convertible Subordinated Notes Due 2011, which are immediately convertible into Class A Common Stock, (ii) Citicorp Capital Investors, Limited, a Delaware corporation ("CCI"), as general partner of CMIII, (iii) Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), by virtue of beneficially owning 16,000,245 shares of Class A Common Stock, (iv) Citibank, N.A., a national banking association ("CITIBANK"), by virtue of its ownership of all of the outstanding common stock of CVC, (v) Citicorp, a Delaware corporation ("CITICORP"), by virtue of its ownership of all of the outstanding common stock of CCI and Citibank, (vi) Citigroup Holdings Company, a Delaware corporation ("CITIGROUP HOLDINGS"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (vii) Citigroup Inc., a Delaware corporation ("CITIGROUP"), by virtue of its ownership of all the outstanding common stock of Citigroup Holdings (collectively, the "REPORTING PERSONS," and each a "REPORTING PERSON").

                  Attached as SCHEDULE A is information concerning each executive officer and director of CCI and, by virtue of CCI's position as general partner of CMIII, of CMIII. Attached as SCHEDULE B is information concerning each executive officer and director of CVC. Attached as SCHEDULE C is information concerning each executive officer and director of Citigroup. Schedules A through C each are incorporated into and made a part of this
Schedule 13D.

                  (b) The address of the principal business and principal office of each of CMIII, CCI, CVC, Citibank, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899.

                  (c) CMIII's principal business is investing in equity and subordinated debt securities of companies. CCI's principal business is being general partner of CMIII and acting as an investment manager for certain other affiliates of Citigroup.

                                                             PAGE 10 OF 32 PAGES

CVC's principal business is investing in leveraged acquisitions. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

                  (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) CMIII is a Delaware limited partnership. CVC is a New York corporation. Citibank is a national banking association. Each of CCI, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedules A through C, to the knowledge of each Reporting Person, each executive officer and director named in Schedules A through C to this Schedule 13D are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  CMIII paid the purchase price of the convertible notes described in Item 4 below with the proceeds of capital contributions from the limited partners of CMIII and CCI paid the purchase price of the senior notes described in Item 4 below with cash on hand. See Item 4 below for information regarding the amount of funds to be used in the purchase of the convertible notes and the senior notes.

ITEM 4.  PURPOSE OF TRANSACTION.

                  On June 11, 2001, CMIII entered into an 8% Convertible Subordinated Notes Due 2011 Purchase Agreement (the "CONVERTIBLE NOTES PURCHASE AGREEMENT") with the Company pursuant to which CMIII agreed to purchase from the Company, if so requested by the Company, and the Company agreed to issue to CMIII (subject to making such request), $50,000,000 aggregate principal amount of the Company's 8% Convertible Subordinated Notes due 2011 (the "CONVERTIBLE NOTES"). The aggregate purchase price of the Convertible Notes was $50,000,000. The Convertible Notes are initially convertible into Class A Common Stock at a price per share of $9.96. The Company requested CMIII to purchase the Convertible Notes on June 20, 2001. The Convertible Notes were issued on June 22, 2001, pursuant to an indenture, dated June 15, 2001 (the "CONVERTIBLE

                                                             PAGE 11 OF 32 PAGES

NOTES INDENTURE"), between the Company and Firstar Bank, N.A., as trustee, which is attached as EXHIBIT 4 to this filing. The Convertible Notes Purchase Agreement and the Convertible Notes are attached as EXHIBIT 2 and EXHIBIT
3, respectively, to this filing. The Convertible Notes Purchase Agreement also provides for CMIII to have observation rights with respect to the meetings of the Company's Board of Directors for so long as CMIII retains ownership of 75% of the Convertible Notes it purchased pursuant to the Convertible Notes Purchase Agreement (or 75% of the shares of Class A Common Stock issuable upon conversion of the Convertible Notes) and, until CMIII gives notice of its intent not to exercise such observation rights, CMIII has agreed to be subject to the "insider" trading restrictions policy of the Company.

                  In addition, pursuant to an 8% Convertible Subordinated Notes Due 2011 Registration Rights Agreement entered into on June 22, 2001 (the "CONVERTIBLE NOTES REGISTRATION RIGHTS AGREEMENT"), the Company has granted certain registration rights to CMIII. The Convertible Notes Registration Rights Agreement is attached as EXHIBIT 5 to this filing. Reference is made to EXHIBIT 4 to this filing for more complete information respecting the Convertible Notes Indenture and to EXHIBIT 5 to this filing for more complete information respecting the Convertible Notes Registration Rights Agreement.

                  On June 11, 2001, CCI entered into a 12-3/4% Senior Subordinated Notes Due 2009 Purchase Agreement (the "SENIOR NOTES PURCHASE AGREEMENT") with ChipPAC International Company Limited, a British Virgin Islands corporation and wholly owned subsidiary of the Company ("CHIPPAC INTERNATIONAL"), pursuant to which CCI agreed to purchase from ChipPAC International, if so requested by ChipPAC International, and ChipPAC International agreed to issue to CCI (subject to making such request), $15,000,000 aggregate principal amount of ChipPAC International's 12-3/4% Senior Subordinated Notes due 2009 (the "SENIOR NOTES"). The aggregate purchase price of the Senior Notes was $14,700,000. ChipPAC International requested CCI to purchase the Senior Notes on June 20, 2001. The Senior Notes were issued on June 22, 2001. The Senior Notes were issued pursuant to and are "Additional Securities" as defined in the indenture (the "SENIOR NOTES INDENTURE"), dated July 29, 1999, as supplemented on August 5, 1999, among ChipPAC International, the Company and Firstar Bank, N.A., as trustee. The Senior Notes Purchase Agreement and the Senior Notes are attached as EXHIBIT 6 and EXHIBIT 7, respectively, to this filing. A copy of the Senior Notes Indenture and the First Supplemental Indenture are attached as EXHIBIT 8 and EXHIBIT 9, respectively, to this filing.

                  In addition, pursuant to a 12-3/4% Senior Subordinated Notes Due 2009 Registration Rights Agreement entered into on June 22, 2001 (the "SENIOR NOTES REGISTRATION RIGHTS AGREEMENT"), ChipPAC International has granted certain registration rights to CCI. The Senior Notes Registration Rights Agreement is attached as EXHIBIT 10 to this filing. Reference is made to EXHIBIT 8 to this filing for more complete information respecting the Senior Notes Indenture, to EXHIBIT 9 to this filing for more complete information respecting the First Supplemental Indenture and to EXHIBIT 10 to this filing for more complete information respecting the Senior Notes Registration Rights Agreement.

                  On June 22, 2001, CCI sold the Senior Notes to the trustee of CVC Capital Funding, LLC, an affiliate of CCI for which CCI acts as an investment advisor, for the same amount CCI paid to ChipPAC International.

                                                             PAGE 12 OF 32 PAGES

                  The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Convertible Notes Purchase Agreement, the Convertible Notes, the Convertible Notes Indenture, the Convertible Notes Registration Rights Agreement, the Senior Notes Purchase Agreement, the Senior Notes, the Senior Notes Indenture, the First Supplemental Indenture, the Senior Notes Registration Rights Agreement and the forms of exhibits thereto, copies of which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

                  The principal purpose of the transactions described above is for long-term investment in the Company.

                  The Reporting Persons intend to review from time to time their investments in the Company and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares of Class A Common Stock, future evaluations by the Reporting Persons of the business and prospects of the Company, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, and subject to the applicable restriction discussed above, each of the Reporting Persons may determine to increase its investment or sell all or part of its investment in the Company through open-market purchases, privately negotiated transactions or otherwise.

                  Except as described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedules A through C to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

               (a) CMIII may be deemed to have beneficial ownership of 5,020,081 shares of Class A Common Stock, which represent 6.8% of all shares of Class A Common Stock outstanding. CVC directly beneficially owns 16,000,245 shares of Class A Common Stock, which represent 23.3% of all shares of Class A

                                                             PAGE 13 OF 32 PAGES

Common Stock outstanding. CMIII disclaims beneficial ownership of the 16,000,245 shares of Class A Common Stock held by CVC, and CVC disclaims beneficial ownership of the 5,020,081 shares of Class A Common Stock held by CMIII. An affiliate of CVC holds 2,823,573 shares of Class A Common Stock, which represent 4.1% of all shares of Class A Common Stock outstanding, for which shares CMIII and CVC disclaim beneficial ownership. As of the date of this filing, Citigroup indirectly beneficially owns, exclusively through its holding company structure, 23,849,399 shares of Class A Common Stock, which represent 32.4% of all shares of Class A Common Stock outstanding, including 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC, 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC and 5,500 shares of Class A Common Stock directly beneficially owned by a wholly owned subsidiary of Citigroup. Citigroup disclaims beneficial ownership of the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC. CMIII and CVC disclaim beneficial ownership of the 5,500 shares of Class A Common Stock directly beneficially owned by a wholly owned subsidiary of Citigroup. Citigroup Holdings and Citicorp, exclusively through their holding company structure, indirectly beneficially own 23,843,899 shares of Class A Common Stock, which represent 32.4% of all shares of Class A Common Stock outstanding, including 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC and 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC. Citigroup Holdings and Citicorp disclaim beneficial ownership of the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC and the 5,500 shares of Class A Common Stock directly beneficially owned by a wholly owned subsidiary of Citigroup. CCI, as general partner of CMIII, indirectly beneficially owns the 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, which represent 6.8% of all shares of Class A Common Stock outstanding. CCI disclaims beneficial ownership of the 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC, the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC and the 5,500 shares of Class A Common Stock directly beneficially owned by a wholly owned subsidiary of Citigroup. Citibank, by virtue of its 100% ownership interest in CVC, indirectly beneficially owns the 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC, which represent 23.3% of all shares of Class A Common Stock outstanding. Citibank disclaims beneficial ownership of the 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC and the 5,500 shares directly beneficially owned by a wholly owned subsidiary of Citigroup. Percentages are based on the number of shares of Class A Common Stock issued and outstanding as of May 2, 2001 as reported in the Company's most recent 10-Q.

                  (b) CMIII and CCI may be deemed to share the voting and dispositive power of the 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII. Citibank and CVC may be deemed to share the voting and dispositive power of (i) the 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC and (ii) the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC,

                                                             PAGE 14 OF 32 PAGES

as to which shares Citibank and CVC disclaim beneficial ownership. Citicorp and Citigroup Holdings may be deemed to share the voting and dispositive power of
(i) the 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, (ii) the 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC and (iii) the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC, as to which shares Citicorp and Citigroup Holdings disclaim beneficial ownership. Citigroup may be deemed to share the voting and dispositive power of (i) the 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, (ii) the 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC, (iii) the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC, as to which shares Citigroup disclaims beneficial ownership, and (iv) the 5,500 shares of Class A Common Stock directly beneficially owned by a wholly owned subsidiary of Citigroup. This form is being filed by CCI, Citibank, Citicorp, Citigroup Holdings and Citigroup because of CCI's position as general partner of CMIII, Citibank's 100% ownership interest in CVC, Citicorp's 100% ownership interest in CCI and Citibank, Citigroup Holdings's 100% ownership interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings.

                  (c) Except for the transactions contemplated by the Convertible Notes Purchase Agreement as described in Item 4, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A through C to this Schedule 13D, has effected a transaction in shares of Class A Common Stock during the past 60 days.

                  (d) No person other than CMIII has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by CMIII. No person other than CVC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by CVC.

                  (e)        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE COMPANY.

                  The 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC are subject to certain registration rights pursuant to an Amended & Restated Registration Agreement, dated as of August 5, 1999 (the "AMENDED & RESTATED REGISTRATION AGREEMENT"), by and among the Company, Intel Corporation, ChipPAC Equity Investors LLC, Sankaty High Yield Asset Partners, L.P. and the other signatories thereto, as amended by Amendment No. 1 to the Amended & Restated Registration Agreement, dated as of June 30, 2000 ("AMENDMENT NO. 1"), by and among the Company, Sapphire Worldwide Investments, Inc. and the other signatories thereto, Amendment No. 2 to the Amended & Restated Registration Agreement, dated as of July 13, 2000 ("AMENDMENT NO. 2"), by and among the Company, Qualcomm Incorporated and the other signatories thereto, and Amendment No. 3 to the Amended & Restated Registration

                                                             PAGE 15 OF 32 PAGES

Agreement, dated as of August 2, 2000 ("AMENDMENT NO. 3"), by and among the Company, Bain Capital Inc., SXI Group LLC and the other signatories thereto (the Amended & Restated Registration Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "REGISTRATION AGREEMENT").

                  The Registration Agreement provides for "demand" registration rights to cause the Company to register under the Securities Act of 1933, as amended (the "SECURITIES ACT"), all or part of the shares of Class A Common Stock held by CVC, as well as "piggyback" registration rights. Specifically, the Registration Agreement provides, in part, that (i) the holders of a majority of the Company's registrable securities (as defined in the Registration Agreement) may require the Company, at its expense, to register any or all of the shares of Class A Common Stock held by, among others, CVC on a "long-form" registration statement or, if available, a "short-form" registration statement, and (ii) CVC may request that its eligible shares of Class A Common Stock be included whenever the Company registers any of its securities under the Securities Act, with specified exceptions. Pursuant to the Registration Agreement, the Company has also agreed to indemnify CVC, among others, against specified liabilities, including liabilities under the Securities Act.

                  The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Amended & Restated Registration Agreement, Amendment No. 1, Amendment No. 2 and Amendment No. 3, copies of which have been filed as EXHIBIT 11, EXHIBIT 12, EXHIBIT 13 and EXHIBIT 14, respectively, to this Schedule 13D and are incorporated herein by reference.

                  In addition, two employees of CVC serve on the Board of Directors of the Company.

                  Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1         --      Joint Filing Agreement among
                                            Citicorp Mezzanine III, L.P.,
                                            Citicorp Capital Investors, Limited,
                                            Citicorp Venture Capital, Ltd.,
                                            Citibank, N.A., Citicorp, Citigroup
                                            Holdings Company and Citigroup Inc.

                  Exhibit 2         --      8% Convertible Subordinated Notes
                                            Due 2011 Purchase Agreement, dated
                                            as of June 11, 2001, by and between
                                            Citicorp Mezzanine III, L.P. and
                                            ChipPAC, Inc.

                                                             PAGE 16 OF 32 PAGES

                  Exhibit 3         --      8% Convertible Subordinated Notes
                                            Due 2011.

                  Exhibit 4         --      Indenture, dated as of June 15,
                                            2001, between ChipPAC, Inc. and
                                            Firstar Bank, N.A., as trustee.

                  Exhibit 5         --      8% Convertible Subordinated Notes
                                            Due 2011 Registration Rights
                                            Agreement, dated June 22, 2001,
                                            between ChipPAC, Inc. and Citicorp
                                            Mezzanine III, L.P.

                  Exhibit 6         --      12-3/4% Senior Subordinated Notes
                                            Due 2009 Purchase Agreement, dated
                                            as of June 11, 2001, by and between
                                            Citicorp Capital Investors, Limited
                                            and ChipPAC International Company
                                            Limited.

                  Exhibit 7         --      12-3/4% Senior Subordinated Notes
                                            Due 2009.

                  Exhibit 8         --      Indenture, dated July 29, 1999,
                                            among ChipPAC International Limited,
                                            ChipPAC Merger Corp. and Firstar
                                            Bank, N.A., as trustee.(1)

                  Exhibit 9         --      First Supplemental Indenture, dated
                                            as of August 5, 1999, among ChipPAC
                                            International Company Limited,
                                            ChipPAC, Inc. and Firstar Bank,
                                            N.A., as trustee.(1)

                  Exhibit 10        --      12-3/4% Senior Subordinated Notes
                                            Due 2009 Registration Rights
                                            Agreement, dated June 22, 2001,
                                            between ChipPAC International
                                            Company Limited and Citicorp Capital
                                            Investors, Limited.

                  Exhibit 11        --      Amended & Restated Registration
                                            Agreement, dated as of August 5,
                                            1999, by and among ChipPAC, Inc.,
                                            Intel Corporation, ChipPAC Equity
                                            Investors LLC, Sankaty High Yield
                                            Asset Partners, L.P. and the other
                                            signatories thereto.(1)

                  Exhibit 12        --      Amendment No. 1 to Amended and
                                            Restated Registration Agreement,
                                            dated as of June 30, 2000, by and
                                            among ChipPAC, Inc., Sapphire
                                            Worldwide Investments, Inc. and the
                                            other signatories thereto.(2)

                                                             PAGE 17 OF 32 PAGES

                  Exhibit 13        --      Amendment No. 2 to Amended and
                                            Restated Registration Agreement,
                                            dated as of July 13, 2000, by and
                                            among ChipPAC, Inc., Qualcomm
                                            Incorporated and the other
                                            signatories thereto.(2)

                  Exhibit 14        --      Amendment No. 3 to Amended and
                                            Restated Registration Agreement,
                                            dated as of August 2, 2000, by and
                                            among ChipPAC, Inc., Bain Capital
                                            Inc., SXI Group LLC and the other
                                            signatories thereto.(3)

----------

(1) Incorporated by reference to the Company's Form S-4, filed with the Securities and Exchange Commission on November 24, 1999. (File No. 333-91641).

(2) Incorporated by reference to the Company's Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on July 14, 2000. (File No. 333-39428)

(3) Incorporated by reference to the Company's Amendment No 3. to Form S-1, filed with the Securities and Exchange Commission on August 7, 2000. (File No. 333-39428)

                                                             PAGE 18 OF 32 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   June 26, 2001

                                      CITICORP MEZZANINE III, L.P.

                                      By:  Citicorp Capital Investors, Limited,
                                           its General Partner


                                      By: /s/ BYRON L. KNIEF
                                          --------------------------------------
                                          Name:  Byron L. Knief
                                          Title: President

                                                             PAGE 19 OF 32 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   June 26, 2001


                                      CITICORP CAPITAL INVESTORS, LIMITED


                                      By: /s/ BYRON L. KNIEF
                                          --------------------------------------
                                          Name:  Byron L. Knief
                                          Title: President

                                                             PAGE 20 OF 32 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   June 26, 2001


                                      CITICORP VENTURE CAPITAL, LTD.


                                       By: /s/ BYRON L. KNIEF
                                          --------------------------------------
                                          Name:  Byron L. Knief
                                          Title: Senior Vice President

                                                             PAGE 21 OF 32 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   June 26, 2001


                                      CITIBANK, N.A.


                                      By: /s/ JOSEPH B. WOLLARD
                                          --------------------------------------
                                          Name:  Joseph B. Wollard
                                          Title: Assistant Secretary

                                                             PAGE 22 OF 32 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   June 26, 2001


                                      CITICORP

                                      By: /s/ JOSEPH B. WOLLARD
                                          --------------------------------------
                                          Name:  Joseph B. Wollard
                                          Title: Assistant Secretary

                                                             PAGE 23 OF 32 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   June 26, 2001


                                      CITIGROUP HOLDINGS COMPANY

                                      By  /s/ JOSEPH B. WOLLARD
                                          --------------------------------------
                                          Name:  Joseph B. Wollard
                                          Title: Assistant Secretary

                                                             PAGE 24 OF 32 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   June 26, 2001


                                      CITIGROUP INC.


                                      By  /s/ JOSEPH B. WOLLARD
                                          --------------------------------------
                                          Name:  Joseph B. Wollard
                                          Title: Assistant Secretary

                                                             PAGE 25 OF 32 PAGES


                                                                      SCHEDULE A

Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Capital Investors, Limited.

NAME, TITLE AND CITIZENSHIP         PRINCIPAL OCCUPATION AND PLACE OF BUSINESS
---------------------------         ------------------------------------------

William T. Comfort                  Director and Chairman
Director and Executive Officer

Byron Knief                         Director and President
Director and Executive Officer

Ann M. Goodbody                     Director
Director

Richard E. Mayberry                 Vice President
Executive Officer

Lauren M. Connelly                  Vice President & Secretary
Executive Officer

Anthony P. Mirra                    Vice President
Executive Officer

David M. Baginsky                   Vice President
Executive Officer

Edward I. Salvitti                  Vice President & Assistant Treasurer
Executive Officer

William W. Wolf                     Vice President & Assistant Secretary
Executive Officer

Peter Haggerty                      Vice President & Treasurer
Executive Officer

Darryl A. Johnson                   Assistant Vice President
Executive Officer

                                                             PAGE 26 OF 32 PAGES


                                                                      SCHEDULE B

Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital, Ltd.

NAME, TITLE AND CITIZENSHIP         PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------         -----------------------------------------

William T. Comfort                  Chairman, Director and Senior Vice President
Director and Executive Officer

Ann M. Goodbody                     Director
Director

David F. Thomas                     Director and Vice President
Director and Executive Officer

Michael T. Bradley                  Vice President
Executive Officer

Lauren M. Connelly                  Vice President and Secretary
Executive Officer

Charles E. Corpening                Vice President
Executive Officer

Michael A. Delaney                  Vice President
Executive Officer

Ian D. Highet                       Vice President
Executive Officer

David Y. Howe                       Vice President
Executive Officer

Byron L. Knief                      Senior Vice President
Executive Officer

Richard E. Mayberry                 Vice President
Executive Officer

                                                             PAGE 27 OF 32 PAGES

NAME, TITLE AND CITIZENSHIP         PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------         -----------------------------------------

Thomas F. McWilliams                Vice President
Executive Officer

M. Saleem Muqaddam                  Vice President
Executive Officer

Paul C. Schorr                      Vice President
Executive Officer

Joseph M. Silvestri                 Vice President
Executive Officer

James A. Urry                       Vice President
Executive Officer

John D. Weber                       Vice President
Executive Officer

Anthony Mirra                       Vice President and Assistant Secretary
Executive Officer

Michael Gollner                     Vice President
Executive Officer

Darrell Johnson                     Assistant Vice President
Executive Officer

                                                             PAGE 28 OF 32 PAGES


                                                                      SCHEDULE C

Unless otherwise indicated, each individual is a United States citizen. If no address is given, the directors or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citigroup Inc.

NAME, TITLE AND CITIZENSHIP      PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------      -----------------------------------------

C. Michael Armstrong             Chairman & Chief Executive Officer
Director                         AT&T Corporation
                                 295 North Maple Avenue, Room 4353L
                                 Basking Ridge, NJ 07920

Alain J. P. Belda                Chairman of the Board & Chief Executive Officer
Director                         Alcoa Inc.
Brazil                           390 Park Avenue, 11th Floor
                                 New York, NY 10022

Kenneth J. Bialkin               Partner
Director                         Skadden, Arps, Slate, Meagher & Flom
                                 4 Times Square, 44th Floor
                                 New York, NY 10036

Kenneth T. Derr                  Chairman of the Board, retired
Director                         Chevron Corporation
                                 575 Market Street, 32nd Floor
                                 San Francisco, CA 94105

John M. Deutch                   Institute Professor
Director                         Massachusetts Institute of Technology
                                 77 Massachusetts Avenue, room 6-208
                                 Cambridge, MA 02139

The Honorable Gerald R. Ford     Former President of the United States
Honorary Director                40365 Sand Dune Road
                                 Rancho Mirage, CA  92270

Ann Dibble Jordan                Consultant
Director                         2940 Benton Place, N.W.
                                 Washington, DC  20008-2718

                                                             PAGE 29 OF 32 PAGES

NAME, TITLE AND CITIZENSHIP      PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------      -----------------------------------------

Robert I. Lipp                   Chairman of the Board
Director                         Travelers Property Casualty Corp.
                                 205 Columbus Blvd., 9PB
                                 Hartford, CT 06183

Reuben Mark                      Chairman and Chief Executive Officer
Director                         Colgate-Palmolive Company
                                 300 Park Avenue
                                 New York, NY 10022-7499

Michael T. Masin                 Vice Chairman and President
Director                         Verizon Communications Inc.
                                 1095 Avenue of the Americas, 37th Floor
                                 New York, NY 10036

Dudley C. Mecum                  Managing Director
Director                         Capricorn Holdings, G.P.
                                 30 East Elm Street
                                 Greenwich, CT 06830

Richard D. Parsons               Co-Chief Operating Officer
Director                         AOL Time Warner Inc.
                                 75 Rockefeller Plaza, 29th Floor
                                 New York, NY 10019

Andrall E. Pearson               Founding Chairman
Director                         TRICON Global Restaurants, Inc.
                                 660 Steamboat Road
                                 Greenwich, CT 06830

Robert E. Rubin                  Member of the Office of the Chairman
Director and
Executive Officer

Franklin A. Thomas               Former President
Director                         The Ford Foundation
                                 595 Madison Avenue, 33rd Floor
                                 New York, NY 10022

Sanford I. Weill                 Chairman and Chief Executive Officer
Director and
Executive Officer

                                                             PAGE 30 OF 32 PAGES

NAME, TITLE AND CITIZENSHIP      PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------      -----------------------------------------

Arthur Zankel                    General Partner
Director                         Zankel Capital Advisors, LLC
                                 535 Madison Avenue
                                 New York, NY 10022

Winfried F. W. Bischoff          Chairman
Executive Officer                Citigroup Europe
United Kingdom

Michael A. Carpenter             Chief Executive Officer
Executive Officer                Global Corporate and Investment Bank
                                 388 Greenwich Street
                                 New York, NY 100013

Jay S. Fishman                   Chief Operating Officer - Finance and Risk
Executive Officer

Thomas Wade Jones                Chairman & CEO
Executive Officer                Global Investment Management and Private
                                   Banking Group
                                 7 World Trade Center
                                 New York, NY 10048

Deryck C. Maughan                Vice Chairman
Executive Officer
United Kingdom

Victor J. Menezes                Chairman and CEO
Executive Officer                Citibank, N.A.

Charles O. Prince, III           COO - Operations and Administration, General
Executive Officer                  Counsel/Corporate Secretary

William R. Rhodes                Vice Chairman
Executive Officer

Todd S. Thomson                  Executive Vice President - Finance and
Executive Officer                  Investments

Robert B. Willumstad             Chief Executive Officer
Executive Officer                Global Consumer Group

                                                             PAGE 31 OF 32 PAGES


                                  EXHIBIT INDEX

                                                                                           Sequential
Exhibit No.                                                                                Numbered Page
-----------                                                                                -------------
Exhibit 1         --       Joint Filing Agreement among Citicorp Mezzanine III,                  33
                           L.P., Citicorp Capital Investors, Limited, Citicorp
                           Venture Capital, Ltd., Citibank, N.A., Citicorp,
                           Citigroup Holdings Company and Citigroup Inc.

Exhibit 2         --       8% Convertible Subordinated Notes Due 2011 Purchase                   35
                           Agreement, dated as of June 11, 2001, by and between
                           Citicorp Mezzanine III, L.P. and ChipPAC, Inc.

Exhibit 3         --       8% Convertible Subordinated Notes Due 2011.                          166

Exhibit 4         --       Indenture, dated as of June 15, 2001, between                        180
                           ChipPAC, Inc. and Firstar Bank, N.A., as
                           trustee.

Exhibit 5         --       8% Convertible Subordinated Notes Due 2011                           266
                           Registration Rights Agreement, dated June 22,
                           2001, between ChipPAC, Inc. and Citicorp
                           Mezzanine III, L.P.

Exhibit 6         --       12-3/4% Senior Subordinated Notes Due 2009 Purchase                  293
                           Agreement, dated as of June 11, 2001, by and between
                           Citicorp Capital Investors, Limited and ChipPAC
                           International Company Limited.

Exhibit 7         --       12-3/4% Senior Subordinated Notes Due 2009.                          336

Exhibit 8         --       Indenture, dated July 29, 1999, among ChipPAC                         --
                           International Limited, ChipPAC Merger Corp.
                           and Firstar Bank, N.A., as trustee.(1)

Exhibit 9         --       First Supplemental Indenture, dated as of                             --
                           August 5, 1999, among ChipPAC International
                           Company Limited, ChipPAC, Inc. and Firstar
                           Bank, N.A., as trustee.(1)

                                                             PAGE 32 OF 32 PAGES



Exhibit 10        --       12-3/4% Senior Subordinated Notes Due 2009                           349
                           Registration Rights Agreement, dated June 22, 2001,
                           between ChipPAC International Company Limited and
                           Citicorp Capital Investors, Limited.

Exhibit 11        --       Amended & Restated Registration Agreement,                            --
                           dated as of August 5, 1999, by and among
                           ChipPAC, Inc., Intel Corporation, ChipPAC
                           Equity Investors LLC, Sankaty High Yield Asset
                           Partners, L.P. and the other signatories
                           thereto.(1)

Exhibit 12        --       Amendment No. 1 to Amended and Restated                               --
                           Registration Agreement, dated as of June 30,
                           2000, by and among ChipPAC, Inc., Sapphire
                           Worldwide Investments, Inc. and the other
                           signatories thereto.(2)

Exhibit 13        --       Amendment No. 2 to Amended and Restated                               --
                           Registration Agreement, dated as of July 13,
                           2000, by and among ChipPAC, Inc., Qualcomm
                           Incorporated and the other signatories
                           thereto.(2)

Exhibit 14        --       Amendment No. 3 to Amended and Restated                               --
                           Registration Agreement, dated as of August 2,
                           2000, by and among ChipPAC, Inc., Bain Capital
                           Inc., SXI Group LLC and the other signatories
                           thereto.(3)

----------

(1) Incorporated by reference to the Company's Form S-4, filed with the Securities and Exchange Commission on November 24, 1999. (File No. 333-91641).

(2) Incorporated by reference to the Company's Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on July 14, 2000. (File No. 333-39428)

(3) Incorporated by reference to the Company's Amendment No 3. to Form S-1, filed with the Securities and Exchange Commission on August 7, 2000. (File No. 333-39428)